

March 18, 2022

Zach Davis
President and Chief Financial Officer
Cheniere Corpus Christi Holdings, LLC
700 Milam St
Suite 1900
Houston, TX 77002

      Re: Cheniere Corpus Christi Holdings, LLC
          Registration Statement on Form S-4
          Filed March 11, 2022
          File No. 333-263502

Dear Mr. Davis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162, or Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: George Vlahakos, Esq.